SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934


                       Oracle Healthcare Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    68402M102
             ------------------------------------------------------
                                 (CUSIP Number)


                                November 15, 2007
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 14 Pages

CUSIP No. 68402M102                      13G                 Page 2 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn & Co., L.P. 02-0597442
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    985,000 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    985,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             985,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.25%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 3 of 14 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P. 73-1637217
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    413,702 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    413,702 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             413,702 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.21%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 4 of 14 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    571,298 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    571,298 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             571,298 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             3.05
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 5 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBZ GP, LLC             42-1657316
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    985,000 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    985,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             985,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.25%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 6 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Zwirn Holdings, LLC             30-0080444
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    985,000 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    985,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             985,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.25%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 7 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Daniel B. Zwirn
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    985,000 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    985,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             985,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.25%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68402M102                      13G                 Page 8 of 14 Pages


Item 1.

(a)  Name of Issuer

            Oracle Healthcare Acquisition Corp. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

            200 Greenwich Avenue, 3rd Floor
            Greenwich, Connecticut 06830

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            D.B. Zwirn & Co, L.P.
            745 Fifth Avenue, 18th Floor
            New York, NY 10151
            Citizenship:     Delaware

            D.B. Zwirn Special Opportunities Fund, L.P.
            c/o D.B. Zwirn & Co., L.P.
            745 Fifth Avenue, 18th Floor
            New York, NY 10151
            Citizenship:     Delaware

            D.B. Zwirn Special Opportunities Fund, Ltd.
            c/o Goldman Sachs (Cayman) Trust, Limited
            P.O. Box 896
            George Town
            Harbour Centre, 2nd Floor
            Grand Cayman, Cayman Islands
            British West Indies
            Citizenship:     Cayman Islands, British West Indies

            DBZ GP, LLC
            c/o D.B. Zwirn & Co., L.P.
            745 Fifth Avenue, 18th Floor
            New York, NY 10151
            Citizenship:     Delaware

            Zwirn Holdings, LLC
            c/o D.B. Zwirn & Co., L.P.
            745 Fifth Avenue, 18th Floor
            New York, NY 10151
            Citizenship:     Delaware

            Daniel B. Zwirn
            c/o D.B. Zwirn & Co., L.P.
            745 Fifth Avenue, 18th Floor
            New York, NY 10151
            Citizenship:     United States

(d)  Title of Class of Securities

        Common Stock, par value $0.0001 per share ("Common Stock")

(e)  CUSIP Number

CUSIP No. 68402M102                      13G                 Page 8 of 14 Pages


         68402M102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.     Ownership

(a)  Amount Beneficially Owned

     As of the date of this filing, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of
(i) 413,702 shares of Common Stock owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 571,298 shares of Common Stock owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds").

     D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the shares of Common Stock held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the shares of Common Stock held by the Fund.

CUSIP No. 68402M102                      13G                 Page 10 of 14 Pages


(b)  Percent of Class

     Based upon the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2007, the total number of outstanding shares of Common Stock as of November 14, 2007 was 18,750,000. Therefore, (i) D.B. Zwirn Special Opportunities Fund, L.P. owns approximately 2.21% of the outstanding shares of Common Stock, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. owns approximately 3.05% of the outstanding shares of Common Stock and (iii) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn may be deemed to beneficially own approximately 5.25% of the outstanding shares of Common Stock. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c) Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote:

            See Item 4(a)

     (ii)   Shared power to vote or to direct the vote

            See Item 4(a)

     (iii)  Sole power to dispose or to direct the disposition of

            See Item 4(a)

     (iv)   Shared power to dispose or to direct the disposition of

            See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held

CUSIP No. 68402M102                      13G                 Page 11 of 14 Pages


in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 19, 2007, by and among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel
B. Zwirn.

Exhibit II: Power of Attorney of Daniel B. Zwirn, dated November 7, 2007

CUSIP No. 68402M102                      13G                 Page 12 of 14 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 19, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES                D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, LTD.                                      FUND, L.P.
By: D.B. Zwirn & Co., L.P.                      By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                                By: DBZ GP, LLC,
    its General Partner                             its General Partner
By: Zwirn Holdings, LLC,                        By: Zwirn Holdings, LLC,
    its Managing Member                             its Managing Member

D.B. ZWIRN & CO., L.P.                          ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                                            By: /s/ Lawrence D. Cutler
                                            -----------------------------------
                                              Name: Lawrence D. Cutler
                                               Title: Authorized Signatory




/s/ Lawrence D. Cutler
---------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 68402M102                      13G                 Page 13 of 14 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Oracle Healthcare Acquisition Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 19, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES                D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, LTD.                                      FUND, L.P.
By: D.B. Zwirn & Co., L.P.                      By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                                By: DBZ GP, LLC,
    its General Partner                             its General Partner
By: Zwirn Holdings, LLC,                        By: Zwirn Holdings, LLC,
    its Managing Member                             its Managing Member

D.B. ZWIRN & CO., L.P.                          ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                                            By: /s/ Lawrence D. Cutler
                                            -----------------------------------
                                              Name: Lawrence D. Cutler
                                               Title: Authorized Signatory




/s/ Lawrence D. Cutler
---------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 68402M102                      13G                 Page 14 of 14 Pages


                                   EXHIBIT II

                                POWER OF ATTORNEY

The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co., L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5 unless revoked earlier in writing.

Date:                                         November 7, 2007

                                              /s/ Daniel B. Zwirn
                                              --------------------------------
                                              Daniel B. Zwirn